V3/6/03

**A/A 3/3/2003

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	September 30, 1998
Estimated average burden hours per response	. . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 6 2003 MAIL PROCESSING SECTION WASH. D.C. 181

SEC FILE NUMBER
8- 52130

03011132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ironwood Capital Ltd.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Fisher Drive
(No. and Street)

Avon (City) CT (State) 06001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David P. Olson (860) 409-2121
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saslow Lufkin & Buggy, LLP
(Name — if individual, state last, first, middle name)

10 Tower Lane (Address) Avon (City) CT (State) 06001 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 2 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

3-11-03

AFFIRMATION

I, MARC A. REICH, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to the firm of Ironwood Capital Ltd. for the years ended December 31, 2002 and 2001 are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

2/19/03

Signature Date

Marc A. Reich
President

Notary Public
My Commission Exp. May 31, 2006

Ironwood Capital Ltd.
(SEC File No. 8-52130)

Financial Statements and Supplemental Schedules
and Independent Auditors' Report
for the Years Ended December 31, 2002 and 2001

Ironwood Capital Ltd.
(SEC File No. 8-52130)

This report contains: (check all applicable boxes)

[x] (a) Facing page.

[x] (b) Statement of Financial Condition.

[x] (c) Statement of Operations.

[x] (d) Statement of Cash Flows.

[x] (e) Statement of Changes in Shareholder's Equity.

[ ] (f) Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).

[x] (g) Computation of Net Capital for brokers and dealers pursuant to Rule 15c3-1.

[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).

[ ] (i) Information Relating to the Possession or Control Requirements for brokers and dealers under Rule 15c3-3 (not applicable).

[x] (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (see Note 1- Description of Business, and Note 3 - Net Capital).

[ ] (k) A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).

[x] (l) An Oath or Affirmation.

[ ] (m) A copy of the SIPC Supplemental Report (not applicable).

[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].

[x] (o) Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).

[ ] (p) Schedule of segregation requirements of funds in segregation – customers' regulated commodity futures account pursuant to Rule 171-5.

Ironwood Capital Ltd.
Financial Statements and Supplemental Schedules
and Independent Auditors' Report
For the Years Ended December 31, 2002 and 2001

Table of Contents

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Independent Auditors' Report

To the Board of Directors
of Ironwood Capital Ltd.:

We have audited the accompanying statements of financial condition of Ironwood Capital Ltd. as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ironwood Capital Ltd. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

January 22, 2003

Tower Lane
on, CT 06001
lephone (860) 678-9200
X (860) 678-9202
nail: advisors@slbcpa.com

Ironwood Capital Ltd.
Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
Assets		
Cash and cash equivalents	$ 6,417	$ 10,710
Accounts receivable, net of allowance of $17,500 in 2002	59,048	25,000
Due from parent company	5,000	-
Total assets	$ 70,465	$ 35,710
Liabilities and Shareholder's equity		
Commission payable	$ -	$ 3,750
Shareholder's equity:		
Common stock, no par value, 100 shares authorized, issued and outstanding	10,600	10,600
Retained earnings	59,865	21,360
Total shareholder's equity	70,465	31,960
Total liabilities and shareholder's equity	$ 70,465	$ 35,710

The accompanying notes are an integral part of these financial statements.

Ironwood Capital Ltd.
Statements of Operations
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Investment banking income	$ 465,871	$ 1,399,807
Other income	191	698
Total revenues	466,062	1,400,505
Expenses:		
Management fees paid to parent	386,096	1,395,428
Other administrative expenses	41,461	4,805
Total expenses	427,557	1,400,233
Net income	$ 38,505	$ 272

The accompanying notes are an integral part of these financial statements.

Ironwood Capital Ltd.
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2002 and 2001

	Common Stock		Retained	Total Shareholder's
	Shares	Amount	Earnings	Equity
Balance at January 1, 2001	100	$ 10,600	$ 21,088	$ 31,688
Net income	-	-	272	272
Balance at December 31, 2001	100	10,600	21,360	31,960
Net income	-	-	38,505	38,505
Balance at December 31, 2002	100	$ 10,600	$ 59,865	$ 70,465

The accompanying notes are an integral part of these financial statements.

Ironwood Capital Ltd.
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

		2002		2001
Cash flows from operating activities:				
Net income	$	38,505	$	272
Adjustments to reconcile net income to net cash used in provided by operating activities:				
Allowance for doubtful accounts		17,500		-
Changes in assets and liabilities:				
Accounts receivable		(51,548)		(3,334)
Due from parent company		(5,000)		
Commission payable		(3,750)		3,750
Net cash (used in) provided by operating activities		(4,293)		688
Net (decrease) increase in cash		(4,293)		688
Cash and cash equivalents at the beginning of the year		10,710		10,022
Cash and cash equivalents at the end of the year	$	6,417	$	10,710

The accompanying notes are an integral part of these financial statements.

Ironwood Capital Ltd.
Notes to Financial Statements
For the Years Ended December 31, 2002 and 2001

Note 1 - Organization and Nature of Business

Description of Business - Ironwood Capital Ltd. (the Company) is a registered broker-dealer located in Avon, Connecticut. The Company is a wholly owned subsidiary of Ironwood Corporation (the Parent). The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD) and Securities Investor Protection Corporation (SIPC). The Company was formed on September 17, 1999 and began operations as a broker-dealer upon receipt of its certificate of membership into the NASD effective January 7, 2000. The Company is primarily engaged in investment banking activities.

The Company does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement within Rule 15c3-3 under the exemptive provision Section (k)(2)(i) of the Securities and Exchange Act of 1934.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents - For purposes of presenting the statement of cash flows, cash represents a bank demand deposit account and a money market savings account.

Bad Debts - Receivables are written off using the indirect write-off method. The allowance for doubtful accounts is estimated on a specific account identification basis. The Company assesses the collectability of its accounts receivable on an on going basis.

Revenue Recognition - The investment banking income represents investment banking fees and retainers. Investment banking fees are earned upon completion of specific criteria related to the raising of capital that varies from engagement to engagement. Retainers are earned on a month-by-month basis.

Income Taxes - The Company has elected to be treated as an S Corporation for federal income tax reporting purposes. Federal income taxes on the Company's earnings are the responsibility of the stockholder, Ironwood Corporation. The Company is included within the Parent's federal and state income tax returns and, accordingly, no provision for federal or state income tax has been made in the accompanying financial statements.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments - The carrying amount of financial instruments such as cash and accounts receivable approximate fair value.

Reclassifications - Certain 2001 amounts were reclassified to conform with the 2002 presentation. These reclassifications have no material effects on the 2001 financial statements.

Note 3 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

At December 31, 2002 and 2001, the Company had net capital of $70,465 and $31,960, respectively, with a minimum net capital requirement of $5,000 for both years. The Company had indebtedness as of 0 to 1 and .11 to 1 as of December 31, 2002 and 2001, respectively.

Note 4 - Related Party Transactions

The Company currently has no employees and does not pay any of its own expenses. The Parent provides all employees and facilities used in operations. Furthermore, all of the Company's expenses are paid out of the Parent, and reimbursed by the Company directly or through a discretionary management fee charged by the Parent. The total discretionary management fee charged for the years ended December 31, 2002 and 2001 were $386,096 and $1,395,428, respectively.

During 2002 and 2001, the Company received placement fees and retainers from the Ironbridge Mezzanine Fund (IMF), an SBIC fund under common management amounting to $246,871 and $266,241, respectively. The fees resulted from the Company raising capital for the SBIC fund. In addition, the Company has a carried interest in the profits of IMF of up to 15% of the general partners 20% interest in the profits of IMF. The carried interest is deemed to have no value at December 31, 2002, as IMF has not generated any profits in 2002 or 2001. IMF obtained its SBIC license in September 7, 2001.

At December 31, 2002, the Company had recorded an amount due from the Parent company of $5,000. This amount represented a short-term cash advance to be paid back to the Company in early 2003.

Note 5 - Concentrations of Credit Risk

In 2002, investment banking income received from IMF, an SBIC fund under common management, comprised 53% of total investment banking income for the year ended December 31, 2002. In 2001, the Company's investment banking income from three clients comprised 26%, 19%, and 19% of total investment banking income for the year ended December 31, 2001.

At December 31, 2002, the outstanding account receivable from IMF represented 100% of the total net receivable balance. At December 31, 2001, three clients' outstanding accounts receivable balances represented 100% of the total net receivable balance.

Ironwood Capital Ltd.
Supplemental Schedule
December 31, 2002

Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

Net Capital:

Shareholders' equity	$	70,465
Total net capital		70,465
Less net capital requirement [greater of $0 (6.67% of aggregate indebtedness or $5,000]		5,000
Net capital in excess of requirements	$	65,465

Aggregate Indebtedness:

Total liabilities	$	-
Aggregate indebtedness		-
Ratio of aggregate indebtedness to net capital		0 to 1

Note: There is no material difference between net capital and aggregate indebtedness as reported above and which was previously reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2002.

See independent auditors' report.

ɔaslow
ɹufkin &
ɔuggy, LLP
·RTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Supplemental Report on Internal Accounting Control
Required by SEC Rule 17a-5

Board of Directors
Ironwood Capital Ltd.

In planning and performing our audit of the financial statements of Ironwood Capital Ltd. (the Company) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

) Tower Lane
von, CT 06001
·lephone (860) 678-9200
\X (860) 678-9202
nail: advisors@slbcpa.com

Saslow Lufkin & Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS AND CONSULTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should be not used for any other purpose.

Saslow Lufkin & Buggy, LLP

January 22, 2003